MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) for the six month period ended June 30, 2004 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and related notes contained in the annual report. The date of this management’s discussion and analysis is August 10, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects – Canada

Elk (Siwash) Gold Project, BC

In May, the Company received a new 43-101 compliant resource calculation resource estimate for the Elk deposit (see release dated May 28, 2004) which calculated a global resource as shown below:

Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
1.0 cut off open pit	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800

A 7,000 meter drill program is currently underway on the deposit. This program was designed to focus on increasing the resource along strike and at depth.

Mor, Cabin Lake and Caribou Creek Gold-Silver-Copper-Zinc-Lead Projects, Yukon

These projects have been optioned to Kobex Resources Ltd. (Kobex). Kobex has informed the Company that it has completed an IP geophysical survey over the Mor property which defined an 800 meter long linear chargeability anomaly that remains open along strike. This anomaly is coincident with significant mineralization identified in trenches and anomalous soil geochemistry. Kobex is planning a drill program to test this feature in August 2004.

PV Gold-Silver Projects, BC

This project, which now encompasses the Nic claims, has been optioned to Consolidated Spire Ventures Ltd. (Spire). Spire has informed the Company that a large geologic mapping and sampling program designed to define drill targets is currently underway.

Logan Zinc-Silver Project, Yukon

Expatriate Resources Ltd. has acquired another higher grade zinc asset in the Yukon and although it continues to evaluate the Logan property, that company has moved focus to it’s other property. Almaden has a 40% interest in the Logan property, carried until a positive production decision is made.

Regional Exploration, B.C.

Almaden currently has initiated a regional prospecting and geochemical sampling program in British Columbia, focused on identifying new gold and silver projects of merit.

Exploration Projects – Mexico

Caballo Blanco Gold-Copper Property, Veracruz

This property is optioned to Comaplex Minerals Ltd. (Comaplex). Comaplex has completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart.  The work by Comaplex has defined several prominent drill targets. A drill program that was to have commenced in earlier in the year has been delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season. Almaden anticipates that drilling will commence in the autumn of 2004, after the end of the rainy season.

Galeana Gold-Silver Project, Chihuahua

This project is optioned to Grid Capital Corp. (Grid). In 2003 and 2004, Grid completed rock sampling, soil geochemistry and IP geophysical programs which have defined significant drill targets on the vein systems. Drilling was delayed in the spring of 2004 due to difficult road building conditions, drill availability and the onset of the rainy season. Grid has reported that road building is complete and the main targets will be drilled at the end of the rainy season, in 2004.

El Pulpo Gold-Copper-Silver Project, Sinaloa

This property is optioned to Ross River Minerals Ltd. (Ross River). Ross River has informed Almaden that it has completed a large program of geologic mapping, rock and soil sampling and IP and magnetics geophysics on the project. Ross River completed in June a 20 hole drill program that tested the Papaya and Trucha vein targets only. Almaden will release the results of this program as soon as it has received them from Ross River. Ross River has also informed Almaden that it plans a large field program in the autumn of 2004 which will include drilling on the Cerro Colorado porphyry target.

Bufa Gold-Silver Project, Chihuahua

This project is optioned to Grid. The property surrounds the town and mining camp of Guadalupe y Calvo.   where gold was discovered in 1835 and subsequent production was sufficiently large that a mint was built in 1844. The small historic central portion of the Guadalupe camp is held by an unrelated third party, Mexgold Resources Inc. A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that results of prospecting on the NW portion of the Bufa claim are currently being compiled and that a drill program is planned for the autumn, 2004.

San Carlos Copper-Gold-Silver Project, Tamaulipas

This project has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye).  Hawkeye is planning a work program on the property to commence in the autumn of 2004. Almaden carried out a geologic review of the work completed to date.

BHP Billiton Joint Venture

Almaden and BHPB have completed a regional exploration program designed to identify new copper-gold deposits in Mexico. At present BHPB is reviewing the results of the exploration program and can elect to acquire an interest in any of the properties.

Regional Exploration

Almaden is currently planning a regional exploration helicopter and truck based exploration program to focus on gold, silver and copper systems in Mexico. This work will commence after the rainy season in October.

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

	For the quarters ended (unaudited)
	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002
Total revenues	$89,902	$62,682	$59,106	$3,592	$35,825	$ 11,707	$17,255	$79,626
Net loss	258,688	324,218	567,215	260,373	223,008	432,609	502,217	2,175,000
Net loss per share	0.01	0.01	0.03	0.01	0.01	0.02	0.02	0.11
Total assets	10,695,340	10,591,469	10,341,770	6,834,870	5,300,783	5,584,450	5,635,752	4,782,657

Results of operations

The Company’s operations during the six months ended June 30, 2004 produced a net loss of $582,906 or $0.02 per share compared to a net loss of $684,717 or $0.03 per share for the six months ended June 30, 2003. The decrease in net loss is primarily due to proceeds received from mineral properties option agreements exceeding the properties carried value and a reduction in stock option expense charged which is derived entirely on the number of options granted in any period.

The Company has no revenue from mining operations. Revenue increased during the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 due to proceeds received from mineral properties option agreements in excess of the properties carried value. Interest income also increased due to an increase of cash available for investment.  Other income consists mostly of value-added tax recoveries in Mexico.

General and administrative costs increased during the six months ended June 30, 2004 compared to the six months ended June 30, 2003. The most significant increases were in professional fees and travel and promotion. Professional fees (accounting and legal) increased due to increased regulatory requirements. Travel and promotion increased due to the participation in several investment conferences and the Prospectors and Developers Association Conference in Toronto. The Company also engaged Roth Investor Relations Inc. of New Jersey, to introduce senior management to various fund managers in eastern United States in June.

General exploration costs increased in the six months ended June 30, 2004 compared to the six months ended June 30, 2003 due to exploration undertaken in eastern Mexico with BHP Billiton and general exploration in Mexico.

Liquidity and capital resources

At June 30, 2004, the Company had working capital of $5,136,067 and cash and cash equivalents of $4,539,321 compared to working capital of $5,100,785 and cash and cash equivalents of $4,838,914 at December 31, 2003, the Company’s most recent year-end. In addition, the market value of the Company’s inventory of gold bullion at June 30, 2004 was $846,835 - $572,067 above book value. The market value of investments at June 30, 2004 was $893,563 - $343,974 above book value. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year.

Cash used for operating activities during the first six months of 2004 was $624,132 compared to $498,147 during the first six months of 2003 after adjusting for the non-cash activities of properties interests write-downs and stock-based compensation. The significant increase in accounts receivable relates to exploration expenditures invoiced pursuant to property option agreements in the subsequent period for costs incurred in the period being reported. The increase in accounts payable is due to the timing of the receipt of invoices, all of which were paid in the subsequent period.

Cash flows from financing activities for the first six months of 2004 were $782,706 compared to $223,048 during the first six months of 2003. This increase in source of cash is due to an increase in the exercise of share purchase warrants and stock options.

During the six months ended June 30, 2004, the proceeds from the sale of marketable securities decreased compared to the six months ended June 30, 2003. Investments in property, plant and equipment increased during the first six months of 2004 mainly due to the purchase of an additional vehicle and field equipment to assist exploration in Mexico and the acquisition of a database of historic exploration files for Latin America. Exploration expenditures of $337,893, prior to the receipt of shares issued pursuant to various option agreements, were made on mineral properties in the first six months of 2004 compared to $244,373 during the first six months of 2003.  Most exploration currently being undertaken on the Company’s properties is being done by third parties who are earning their interests in the Company’s projects.

During the six months ended June 30, 2004, Company incurred expenditures of $156,430 on the drill program being undertaken at Elk and on the reserve calculation and planning.  $53,379 of expenditures was incurred on claim surveys and maintenance at Yago. The Company’s portion (30%) of geophysical expenditures incurred at ATW totaled $16,219. The Company incurred $20,175 in initial property evaluation expenditures at Fuego.  Expenditures on the Company’s various other mineral claims totaled $87,212 which includes the staking of several new claims in Mexico and geological work undertaken.

The carrying value of the Mor, Cabin Lake and Caribou Creek properties decreased on the receipt of shares issued pursuant to the property option agreement with Kobex, with the excess over Mor’s carrying value of $1 being charged to mineral properties revenue. The carrying value of Rock River Coal decreased on the refund of lease payments made in previous periods on the application of work credits.  The carrying value of Caballo Blanco decreased on the recovery of exploration expenditures incurred by the Company in prior periods. The carrying value of the El Pulpo property has been reduced to $1 on the receipt of shares issued pursuant to the option agreement with Ross River and on the recovery of exploration expenditures incurred by the Company in prior periods, with the excess being charged to mineral properties revenue. The carrying values of the San Carlos and Galeana properties decreased on the receipt of shares issued pursuant to option agreements with Hawkeye and Grid, respectively.

Subsequent events

In the following period, the Company engaged Dundee Securities Corporation as agent (the “agent”) for a private placement of 270,000 flow-through shares at a price of $2.25 per share for gross proceeds of $607,500.  A commission of 7% of the total gross proceeds realized is payable to the agent by the issue of cash and warrants exercisable for non-flow-through shares at a price of $2.25 per share for a period of one year after closing. The placement is expected to close on August 16, 2004. The funds will be used for the ongoing drill program on the Elk property and general exploration.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2009.  The Company intends to renew its Rock River coal licenses in July 2004 for another three-year term. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects.

	2004	2005	2006	2007	2008	Balance

Office lease	$37,473	$37,251	$37,251	$37,251	$37,251	$3,104
Mineral property acquisition payments	4,712	9,385	18,770	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than the lease related to its office premises as disclosed above.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 2 to the annual consolidated financial statements for the year ended December 31, 2003.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in accounting principles

Stock-based compensation

At December 31, 2003, the Company early adopted the Canadian Institute of Chartered Accountants stock option compensation and other stock based payments accounting standard. The consolidated interim financial statements for the six months ended June 30, 2003 reflect this and the change has been applied retroactively and the consolidated interim financial statements for the six months ended June 30, 2003 have been restated. The effect of this change was to increase the net loss for the six months ended June 30, 2003 by $186,000 for a net loss of $684,717.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. The Company is currently assessing these requirements to ensure it complies with the new standards starting in 2004.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at June 30, 2004, there were 30,160,170 outstanding common shares compared to 22,346,471 outstanding shares at June 30, 2003. The increase reflects the success of the Company in raising a total of $4,087,341 through the issue of new shares and the exercise of options and warrants in 2003 and $782,706 to June 30, 2004.

In January 2004, the Company completed a private placement of 1,300,000 common shares raising proceeds of $1,699,435 net of issue costs. These funds were received prior to December 31, 2003 and were recorded as a subscription for shares.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms and outstanding balance are disclosed in note 7 to the consolidated interim financial statements to June 30, 2004.

Related party transactions

A total of $55,200 was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and web-site management services during the six months ended June 30, 2004. A total of $35,460 was paid to a company controlled by Morgan Poliquin, a Director of the Company, for geological consulting services during the six months ended June 30, 2004. These amounts are included in general exploration and mineral property costs. A total of $30,013 was paid to Dione Bitzer, an Officer of the Company for accounting services during the six months ended June 30, 2004.  This amount is included in professional fees.

Trends

The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals. Lack of interest lead to low market capitalizations and large companies found it was easier to grow by purchasing companies or mines than to explore for them. This lead to downsizing of large company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. As a result of these trends, there are few good gold-silver projects in the pipeline and a developing shortage of experienced explorationists. With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.  As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.  Metal prices are difficult to predict, but the Company’s exploration efforts are largely based on the expectation that gold prices will stay at close to current levels or increase.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration for and development of mineral properties which involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. There is no assurance that the Company’s exploration efforts will result in discoveries of commercial mineral deposits. The geological focus of the Company is on areas in which the geological setting is well understood by management. Technological tools are regularly used to better focus exploration efforts.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for, all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide it’s share of ongoing exploration and development costs in order to maintain it’s interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. Although the Company presently has sufficient financial resources to undertake all of its currently planned exploration programs and has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities in each country where it is active are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters.  Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws.

Title to mineral properties

While the Company has investigated title to it’s mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in British Columbia and the Yukon Territory may affect the Company’s properties in these jurisdictions in the future.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company strongly depends on the business and technical expertise of its management and there is little possibility that this dependence will decrease in the near term.

Outlook

Almaden currently has thirteen active joint ventures on sixteen properties including nine joint venture deals in which other companies are earning an interest in the Almaden projects by carrying all costs and making significant exploration expenditures, and is reviewing the results of a regional exploration program with BHP Billiton exploring for copper-gold deposits in Mexico. The Company ended 2003 with a strong cash position that will enable it to continue its own exploration efforts in Mexico and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The Company also acquired the extensive database of historic exploration files for Latin America of the now defunct New York and Honduras Rosario Mining Company with the intent of incorporating the data into its exploration efforts.